Exhibit 99.1

Contacts:
ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx

ASUR Announces Total Passenger Traffic for March 2026

Passenger traffic increased year-on-year by 12.5% in Colombia and decreased by 2.4% in Mexico and 2.3% in Puerto Rico

Mexico City, April 7, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for March 2026 reached a total of 6.6 million passengers, representing an increase of 0.6% compared to March 2025.

Passenger traffic showed a year-on-year increase of 12.5% in Colombia and decreased 2.4% in Mexico and 2.3% in Puerto Rico. Traffic growth in Colombia was driven by increases of 12.3% in domestic traffic and 13.2% in international traffic. Mexico reported declines of 4.0% in international traffic and 0.1% in domestic traffic, while in Puerto Rico international traffic increased 1.0% and domestic traffic declined 2.7%.

All figures in this statement reflect comparisons between the period from March 1 to March 31, 2026, and from March 1 to March 31, 2025. During 2025, Easter Week took place from April 13 to April 20, while this year it took place from March 29 to April 5. Transit and general aviation passengers are only excluded for Mexico and Colombia.

Passenger Traffic Summary
	March		% Chg	Year to date		% Chg
	2025	2026		2024	2025
Mexico	3,902,720	3,809,310	(2.4)	10,945,137	10,937,975	(0.1)
Domestic Traffic	1,593,163	1,590,992	(0.1)	4,580,484	4,545,394	(0.8)
International Traffic	2,309,557	2,218,318	(4.0)	6,364,653	6,392,581	0.4
San Juan, Puerto Rico	1,323,498	1,292,943	(2.3)	3,608,582	3,529,798	(2.2)
Domestic Traffic	1,189,079	1,157,220	(2.7)	3,227,246	3,141,313	(2.7)
International Traffic	134,419	135,723	1.0	381,336	388,485	1.9
Colombia	1,319,997	1,484,950	12.5	4,046,354	4,493,218	11.0
Domestic Traffic	1,020,202	1,145,690	12.3	3,078,656	3,451,434	12.1
International Traffic	299,795	339,260	13.2	967,698	1,041,784	7.7
Total Traffic	6,546,215	6,587,203	0.6	18,600,073	18,960,991	1.9
Domestic Traffic	3,802,444	3,893,902	2.4	10,886,386	11,138,141	2.3
International Traffic	2,743,771	2,693,301	(1.8)	7,713,687	7,822,850	1.4

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Mexico Passenger Traffic
		March		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,593,163	1,590,992	(0.1)	4,580,484	4,545,394	(0.8)
CUN	Cancun	794,115	747,556	(5.9)	2,287,768	2,121,630	(7.3)
CZM	Cozumel	16,421	19,199	16.9	52,559	56,761	8.0
HUX	Huatulco	53,880	52,484	(2.6)	160,129	153,222	(4.3)
MID	Merida	280,523	309,513	10.3	807,366	896,902	11.1
MTT	Minatitlan	12,778	11,840	(7.3)	36,336	32,572	(10.4)
OAX	Oaxaca	136,403	130,925	(4.0)	391,012	379,188	(3.0)
TAP	Tapachula	44,434	42,209	(5.0)	129,462	123,865	(4.3)
VER	Veracruz	140,281	152,061	8.4	383,896	420,848	9.6
VSA	Villahermosa	114,328	125,205	9.5	331,956	360,406	8.6
International Traffic		2,309,557	2,218,318	(4.0)	6,364,653	6,392,581	0.4
CUN	Cancun	2,142,355	2,054,234	(4.1)	5,897,448	5,911,466	0.2
CZM	Cozumel	56,983	53,059	(6.9)	150,667	146,277	(2.9)
HUX	Huatulco	27,430	29,635	8.0	80,426	89,596	11.4
MID	Merida	39,066	41,830	7.1	111,751	121,989	9.2
MTT	Minatitlan	604	639	5.8	1,820	2,030	11.5
OAX	Oaxaca	26,427	20,510	(22.4)	74,635	68,330	(8.4)
TAP	Tapachula	2,472	2,336	(5.5)	5,584	6,323	13.2
VER	Veracruz	10,887	11,914	9.4	33,201	36,221	9.1
VSA	Villahermosa	3,333	4,161	24.8	9,121	10,349	13.5
Traffic Total Mexico		3,902,720	3,809,310	(2.4)	10,945,137	10,937,975	(0.1)
CUN	Cancun	2,936,470	2,801,790	(4.6)	8,185,216	8,033,096	(1.9)
CZM	Cozumel	73,404	72,258	(1.6)	203,226	203,038	(0.1)
HUX	Huatulco	81,310	82,119	1.0	240,555	242,818	0.9
MID	Merida	319,589	351,343	9.9	919,117	1,018,891	10.9
MTT	Minatitlan	13,382	12,479	(6.7)	38,156	34,602	(9.3)
OAX	Oaxaca	162,830	151,435	(7.0)	465,647	447,518	(3.9)
TAP	Tapachula	46,906	44,545	(5.0)	135,046	130,188	(3.6)
VER	Veracruz	151,168	163,975	8.5	417,097	457,069	9.6
VSA	Villahermosa	117,661	129,366	9.9	341,077	370,755	8.7

US Passenger Traffic, San Juan Airport (LMM)
	March		% Chg	Year to date		% Chg
	2025	2026		2025	2026
SJU Total	1,323,498	1,292,943	(2.3)	3,608,582	3,529,798	(2.2)
Domestic Traffic	1,189,079	1,157,220	(2.7)	3,227,246	3,141,313	(2.7)
International Traffic	134,419	135,723	1.0	381,336	388,485	1.9

Colombia Passenger Traffic Airplan
		March		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,020,202	1,145,690	12.3	3,078,656	3,451,434	12.1
MDE	Rionegro	770,416	865,229	12.3	2,317,847	2,635,778	13.7
EOH	Medellin	91,152	94,536	3.7	273,442	272,660	(0.3)
MTR	Monteria	109,026	136,774	25.5	350,626	403,189	15.0
APO	Carepa	15,167	16,480	8.7	40,163	44,887	11.8
UIB	Quibdo	27,064	30,571	13.0	78,443	88,341	12.6
CZU	Corozal	7,377	2,100	(71.5)	18,135	6,579	(63.7)
International Traffic		299,795	339,260	13.2	967,698	1,041,784	7.7
MDE	Rionegro	299,795	339,260	13.2	967,698	1,041,784	7.7
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,319,997	1,484,950	12.5	4,046,354	4,493,218	11.0
MDE	Rionegro	1,070,211	1,204,489	12.5	3,285,545	3,677,562	11.9
EOH	Medellin	91,152	94,536	3.7	273,442	272,660	(0.3)
MTR	Monteria	109,026	136,774	25.5	350,626	403,189	15.0
APO	Carepa	15,167	16,480	8.7	40,163	44,887	11.8
UIB	Quibdo	27,064	30,571	13.0	78,443	88,341	12.6
CZU	Corozal	7,377	2,100	(71.5)	18,135	6,579	(63.7)

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeast of Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has a track record of outperforming U.S. commercial revenue benchmarks.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx

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